April 22, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A Common Stock, $0.000025 par value per share, of RUBRIK, INC., under the Exchange Act of 1934.

Sincerely,

